OMB APPROVAL
OMB Number:	3235-0167
Expires:	May 31, 2021
Estimated average burden
hours per response	1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36447

Alcentra Capital Corporation*

(Exact name of registrant as specified in its charter)

200 Park Avenue, 7th Floor

New York, NY 10166

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

Pursuant to the Agreement and Plan of Merger, dated as of August 12, 2019 (as amended on September 27, 2019, the “Merger Agreement”) by and among Alcentra Capital Corporation (“Alcentra BDC”), Crescent Capital BDC, Inc. (“Crescent BDC”), Atlantis Acquisition Sub, Inc., a wholly owned subsidiary of Crescent BDC and, solely for limited purposes, Crescent BDC’s investment adviser, Crescent Cap Advisors, LLC, Alcentra BDC merged with and into Crescent BDC, with Crescent BDC as the surviving corporation, at which time the separate corporate existence of Alcentra BDC ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Crescent Capital BDC, Inc., as successor by merger to Alcentra Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 10, 2020	By:	/s/ George P. Hawley
	Name:	George P. Hawley
	Title:	Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (08-11)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.